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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    The extent by which earnings were insufficient to cover fixed charges is as follows (in thousands):

	Three Months ended March 31,	Year ended December 31,
	2001	2000	1999	1998	1997	1996
Fixed Charges Deficiency(1)	$(6,624)	$(24,153)	$(22,437)	$(22,033)	$(21,536)	$(20,081)
(1)
Earnings were insufficient to cover fixed charges by an amount equal to the net loss for the periods as indicated above.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES